May 16, 2025

Alicia P. Boston
General Counsel and Chief Compliance Officer
TETRA TECHNOLOGIES INC
24955 Interstate 45 North
The Woodlands, Texas 77380

        Re: TETRA TECHNOLOGIES INC
            Registration Statement on Form S-3
            Filed May 12, 2025
            File No. 333-287210
Dear Alicia P. Boston:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alexandra M. Lewis